June 17, 2022

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Jessica Livingston
Eric Envall

Re:	KingsCrowd, Inc.
Post Effective Amendment on Form 1-A
Filed May 2, 2022
File No. 024-11497

Ladies and Gentlemen:

This letter sets forth the responses of KingsCrowd, Inc. (“we,” “us,” “KingsCrowd” or the “Company”) to the comments contained in your letter dated May 17, 2022 (the “Letter”) relating to the Company’s Post Effective Amendment on Form 1-A, File No. 024-11497 originally filed on May 2, 2022 (the “Post Effective Amendment”). The comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) are set forth in bold italicized text below, and the responses of the Company are set forth in plain text immediately following each comment.

Post Effective Amendment on Form 1-A filed May 2, 2022

General

1.

We note the eligibility requirement that your filings be current under Rule 251(d)(3)(i)(F) and that your Form 1-SA covering the first half of 2021 was due 90 days after qualification, or November 2, 2021, and was not filed until January 6, 2022. Please advise whether you sold any securities pursuant to the offering statement between November 2, 2021 and January 6, 2022 when you were out of compliance with Regulation A. If securities were sold during the delinquency period, please advise of any corrective measures taken or planned. We may have further comment.

Response:

We respectfully advise the Staff that during the period from November 2, 2021, the date on which the Form 1-SA for the semi-annual period ended August 31, 2021 (the “Form 1-SA”) was required to be filed with the Commission, through January 6, 2022, the date on which the Form 1-SA was filed with the SEC (the “Noncompliance Period”), the Company sold 54,364 shares of common stock for an aggregate price of $54,364 to 37 investors. During the Noncompliance Period, we believe that there were no material changes to the financial condition or business of the Company, other than with respect to immaterial changes resulting from the ongoing use of proceeds received from the sale of securities in the offering and our ongoing business in the ordinary course. Because information regarding the business and financial condition of the Company during the Noncompliance Period is not included in the Form 1-SA, we respectfully direct the Staff’s attention to the Post Effective Amendment for such information. Neither the description of the business of the Company or the information included in other sections included in the narrative portion of the Post Effective Amendment or the financial statements for the year ended December 31, 2021 included in the Post Effective Amendment disclose material events that occurred during the Noncompliance Period.

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Given that there were no material events or changes to the business or financial condition of the Company during the Noncompliance Period, the Company proposes to ask each investor in our securities during such period to reconfirm their investment in the Company’s securities in writing or to receive the entire amount of their investment in the Company’s securities. We will effectuate the reconfirmation by transmitting a letter to each such investor that advises that:

•	we were delinquent in the filing of the Form 1-SA;

•	during the Noncompliance period we were not eligible to rely on Regulation A to offer and sell the securities for which they subscribed;

•	there were no material events to the Company’s business or financial condition during the Noncompliance Period;

•

enclosed with such correspondence is a copy of the Post Effective Amendment (which provides information about the Company similar in all material respects to that set forth in the Company’s annual report on Form 1-A for the year ended December 31, 2021); and

•	that offers each investor the right to reconfirm such investor’s purchase of the securities or to receive a fund of the entire amount of their investment in the Company’s securities.

Promptly after receiving the Staff’s response to this correspondence, we will file an amendment to the Post Effective Amendment to disclose the information set forth in the bullet points above and such other related information as we determine to be material.

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Offering Circular Summary

Overview, page 4

2.

You state that you “provide institutional grade research, analytics tools and ratings that empower people to make confident and inspired investments in the online private markets.” Please provide us with your analysis as to your potential status as an investment adviser under the Investment Advisers Act of 1940.

Response:

We respectfully advise the Staff that KingsCrowd, Inc. is exempt from registration as an investment adviser under the Investment Advisers Act of 1940, as amended (the “IAA”), pursuant to the “bona fide” publishers exemption contained in Section 202(a)(11)(D) of the IAA.

This section excludes publishers from the definition of an investment adviser and therefore from the requirement for persons meeting the definition of an investment adviser set forth in Section 202(a) of the IAA to register under the IAA, but only if a publication: (i) provides only impersonal advice (i.e., advice not tailored to the individual needs of a specific client); (ii) is “bona fide,” (containing disinterested commentary and analysis rather than promotional material disseminated by someone touting particular securities); and (iii) is of general and regular circulation (rather than issued from time to time in response to episodic market activity).1

Under a decision of the United States Supreme Court2, to enable a publisher to qualify for this exclusion, a publication must satisfy three conditions:

(1) the publication must offer only impersonal advice, i.e., advice not tailored to the individual needs of a specific client, group of clients, or portfolio;

(2) the publication must be “bona fide,” containing disinterested commentary and analysis rather than promotional material disseminated by someone touting particular securities, advertised lists of stocks “sure to go up,” or information distributed as an incident to personalized investment services; and

(3) the publication must be of general and regular circulation rather than issued from time to time in response to episodic market activity or events affecting the securities industry.

 ________________________

1 Section 202(a)(11)(D). See Lowe v. SEC, 472 U.S. 181 (1985); SEC v. Gun Soo Oh Park, A/K/A Tokyo Joe, and Tokyo Joe’s Societe Anonyme Corp., 99 F. Supp. 2d 889 (N.D. Ill. 2000).

2 Lowe v. Securities and Exchange Commission, 472 U.S. 181 (1985).

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KingsCrowd, Inc. conducts its activities to remain squarely within this exemption as follows:

(a)

It offers only impersonal advice that is not tailored to the needs of any specific person, including the subscribers to KingsCrowd’s research, analytical tools and ratings of the issuers covered by its business;

(b)

KingsCrowd is a bona-fide publisher of its research, analytical tools and ratings and does not publish any promotional content for any issuer it covers and does not promote or tout any particular issuer or its securities. As described in its offering materials, KingsCrowd provides independent research to help investors evaluate and make better informed investment decisions about companies raising capital through on-line private capital markets; and

(c)

KingsCrowd makes its research, analytical tools and ratings available on a routine and ongoing basis to its subscribers. Its content is available solely on its website (www.kingscrowd.com) or through emails sent to subscribers and others and this content is updated on a regular basis with coverage of new issuers, market and industry developments

Our Business

Our Solutions for a New Market

KingsCrowd Capital, LLC, page 49

3.

On page 49, you disclose that “the funds are structured and intend to operate to be exempt from registration as investment companies under the Investment Company Act of 1940 as venture capital funds.” Please provide us with your analysis as to the funds’ and the Company’s potential status as an investment company under the Investment Company Act of 1940.

Response:

We respectfully advise the Staff that KingsCrowd Capital is an exempt reporting adviser relying on the venture capital fund adviser exemption under Section 203(l) of the IAA and the fund3 is exempt from registration as an investment company as a “qualifying venture capital fund” as defined under Section 3(c)(1) of the 1940 Act.

The Fund meets the definition of a “qualifying venture capital fund” which is a type of private fund that is excluded from the definition of an investment company under Section 3(c)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), because it meets the following criteria:

•	(1) fewer than 250 beneficial owners;

•	(2) less than $10 million in aggregate capital contributions and uncalled capital commitments; and

•	(3) qualifies as a venture capital fund.

_______________________

3 Currently, only one fund has been established for which KingsCrowd Capital, LLC serves as a sub-adviser.

4

The IAA defines a venture capital fund as a private fund that, among other things outlined in Rule 203(I)-1 under the IAA:

•	(1) represents to investors that it pursues a venture capital strategy;

•	(2) generally limits redemption rights;

•

(3) holds no more than 20% of the amount of the fund’s aggregate capital contributions and uncalled capital commitments in non-qualifying investments (often referred to as the 20% non-qualifying basket); and

•	(4) limits the use of leverage.

The Fund meets all the conditions necessary to be a “qualifying venture capital fund” under the 1940 At and to be a “venture capital fund” under the IAA.

4.

Please indicate if the Company, KingsCrowd Capital, LLC, or any other affiliate expect to have an ownership interest in any of the venture capital funds referenced above in comment 2. If so, please also indicate what the percentage is expected to be.

Response:

We respectfully advise the Staff that neither KingsCrowd, Inc., KingsCrowd Capital, LLC or any other affiliate (to the extent any exist) expects to have an ownership interest in any fund operating under the “venture capital fund” exemption from registration under the 1940 Act for which KingsCrowd Capital, LLC serves as a sub-adviser. As is typical with a private fund of this type, the fund has been created with a carried interest (or carry) and KingsCrowd, Inc. is entitled to receive a portion of the carried interest to the extent it is earned and paid in accordance with its terms. The carry does not confer any ownership by the recipient of the carry in the fund.

An employee of KingsCrowd Capital, LLC., who serves as the portfolio manager to the Fund, in its role as the sub-adviser of the Fund, and an employee of KingsCrowd, Inc. have agreed to make an investment of up to $25,0000 in the aggregate in the Fund. This investment which would give rise to an ownership interest in the Fund has not yet occurred.

* * *

We respectfully advise the Staff that, in view of our responses to comments 2, 3 and 4 of the Letter, we do not believe that it is necessary to include any of the supplemental information regarding KingsCrowd Capital or the funds in the amendment to the Post Effective Amendment that we plan to file to provide information with respect to offers and sales of securities during the Noncompliance Period.

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We hope that the responses we have provided in this correspondence are helpful and fully resolve the comments raised in the Letter. If you have any questions or further comments, please feel free to contact the undersigned at (914) 826-4520 or by email at chris@kingscrowd.com. You may also contact our counsel, William Ruffa, directly at (646) 831-0320 or by email at bruffa@lawruffa.com.

Very truly yours,

KINGSCROWD, INC.

By:	/s/ Christopher Lustrino

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